Exhibit 99.2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Consolidated Statements of Profit or Loss for the Three Months ended March 31, 2021 and 2022 and Nine Months ended March 31, 2021 and 2022	F-2
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Three Months ended March 31, 2021 and 2022 and Nine Months ended March 31, 2021 and 2022	F-3
Unaudited Consolidated Statements of Financial Position as at June 30, 2021 and March 31, 2022	F-4
Unaudited Consolidated Statements of Changes in Equity for the Nine Months ended March 31, 2021 and 2022	F-6
Unaudited Consolidated Statements of Cash Flows for the Nine Months ended March 31, 2021 and 2022	F-8
Notes to the Unaudited Condensed Interim Financial Statements	F-9

Unaudited consolidated statement of profit or loss

(Expressed in thousands of Renminbi, except per share data)

		For the three months ended		For the nine months ended
		March 31,		March 31,
	Note	2021	2022	2021	2022
		RMB’000	RMB’000	RMB’000	RMB’000
Revenue	4	2,229,444	2,341,035	6,599,304	7,767,943
Cost of sales	6	(1,602,975)	(1,634,519)	(4,807,691)	(5,470,085)
Gross profit		626,469	706,516	1,791,613	2,297,858
Other income	5	4,284	2,296	48,088	20,882
Selling and distribution expenses	6	(296,466)	(362,000)	(923,958)	(1,087,622)
General and administrative expenses	6	(169,531)	(198,722)	(610,694)	(631,418)
Other net income/(loss)	7	8,426	499	(62,329)	46,463
Credit loss on trade and other receivables		(12,123)	(5,671)	(29,510)	(24,762)
Impairment loss on non-current assets		—	(1,931)	—	(11,467)
Operating profit		161,059	140,987	213,210	609,934
Finance income		8,646	12,744	31,690	39,181
Finance costs		(6,407)	(8,141)	(20,267)	(25,407)
Net finance income	8	2,239	4,603	11,423	13,774
Fair value changes of redeemable shares with other preferential rights		—	—	(1,625,287)	—
Share of loss of an equity-accounted investee, net of tax		(825)	—	(825)	(8,162)
Profit/(loss) before taxation		162,473	145,590	(1,401,479)	615,546
Income tax expense	9	(47,503)	(52,918)	(139,118)	(184,256)
Profit/(loss) for the period		114,970	92,672	(1,540,597)	431,290
Attributable to:
Equity shareholders of the Company		121,860	96,554	(1,529,997)	433,333
Non-controlling interests		(6,890)	(3,882)	(10,600)	(2,043)
Profit/(loss) for the period		114,970	92,672	(1,540,597)	431,290
Earnings/(loss) per share
Basic earnings/(loss) per share (RMB)	10	0.10	0.08	(1.32)	0.36
Diluted earnings/(loss) per share (RMB)	10	0.10	0.08	(1.32)	0.36

The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited consolidated statement of profit or loss and other comprehensive income

(Expressed in thousands of Renminbi)

		For the three months ended		For the nine months ended
		March 31,		March 31,
	Note	2021	2022	2021	2022
		RMB’000	RMB’000	RMB’000	RMB’000
Profit/(loss) for the period		114,970	92,672	(1,540,597)	431,290
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	11	7,684	(11,139)	(40,089)	(1,962)
Other comprehensive income/(loss) for the period		7,684	(11,139)	(40,089)	(1,962)
Total comprehensive income/(loss) for the period		122,654	81,533	(1,580,686)	429,328
Attributable to:
Equity shareholders of the Company		130,401	83,963	(1,568,554)	429,508
Non-controlling interests		(7,747)	(2,430)	(12,132)	(180)
Total comprehensive income/(loss) for the period		122,654	81,533	(1,580,686)	429,328

The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited consolidated statement of financial position

(Expressed in thousands of Renminbi)

		As at	As at
		June 30,	March 31,
	Note	2021	2022
		RMB’000	RMB’000
ASSETS
Non-current assets
Property, plant and equipment	12	76,316	399,053
Right-of-use assets	13	689,887	2,348,776
Intangible assets	14	61,005	47,958
Goodwill		19,640	18,890
Deferred tax assets		168,552	162,561
Other receivables		—	10,000
Prepayments	15	138,481	201,958
Interest in an equity-accounted investee	28	352,062	—
		1,505,943	3,189,196
Current assets

Other investments	16	102,968	206,526
Inventories	17	1,496,061	1,163,040
Trade and other receivables	18	824,725	1,060,564
Cash and cash equivalents	19	6,771,653	5,269,882
Restricted cash		3,680	9,925
		9,199,087	7,709,937
Total assets		10,705,030	10,899,133
EQUITY
Share capital	22(a)	92	92
Additional paid-in capital	22(a)	8,289,160	7,982,717
Other reserves		928,005	963,033
Accumulated losses		(2,558,291)	(2,149,418)
Equity attributable to equity shareholders of the Company		6,658,966	6,796,424
Non-controlling interests		(6,812)	(6,992)
Total equity		6,652,154	6,789,432

		As at	As at
		June 30,	March 31,
	Note	2021	2022
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Contract liabilities	4	59,947	51,317
Loans and borrowings		6,925	6,336
Lease liabilities	20	483,144	385,882
Deferred income		20,005	15,188
		570,021	458,723
Current liabilities
Loans and borrowings		13,669	5,142
Trade and other payables	21	2,809,182	2,979,846
Contract liabilities	4	266,919	328,001
Lease liabilities	20	321,268	260,613
Deferred income		6,060	5,955
Current taxation		65,757	71,421
		3,482,855	3,650,978
Total liabilities		4,052,876	4,109,701
Total equity and liabilities		10,705,030	10,899,133

The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited consolidated statement of changes in equity

(Expressed in thousands of Renminbi)

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC			Non-
		Share	paid-in	Merger	Treasury	payments	Translation	statutory	Accumulated		controlling	Total
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2020		69	162,373	117,912	(19,393)	486,438	(5,395)	46,422	(1,125,055)	(336,629)	13,583	(323,046)
Changes in equity for the nine months ended March 31, 2021
Loss for the period		—	—	—	—	—	—	—	(1,529,997)	(1,529,997)	(10,600)	(1,540,597)
Other comprehensive loss for the period		—	—	—	—	—	(38,557)	—	—	(38,557)	(1,532)	(40,089)
Total comprehensive loss for the period		—	—	—	—	—	(38,557)	—	(1,529,997)	(1,568,554)	(12,132)	(1,580,686)
Capital injection from shareholders		1	1,193	—	—	—	—	—	—	1,194	—	1,194
Consolidation of special purpose vehicles		—	973	—	(973)	—	—	—	—	—	—	—
Issuance of ordinary shares relating to initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		9	4,178,851	—	—	—	—	—	—	4,178,860	—	4,178,860
Release of ordinary shares from share award scheme		5	(18,065)	—	18,060	—	—	—	—	—	—	—
Conversion of Series A preferred shares into Class A ordinary shares		8	3,963,835	—	—	—	—	—	—	3,963,843	—	3,963,843
Equity settled share-based transactions	23	—	—	—	—	250,360	—	—	—	250,360	—	250,360
Acquisition of a subsidiary with non-controlling interests		—	—	—	—	—	—	—	—	—	(4,021)	(4,021)
Appropriation to statutory reserve		—	—	—	—	—	—	17,753	(17,753)	—	—	—
Balance at March 31, 2021		92	8,289,160	117,912	(2,306)	736,798	(43,952)	64,175	(2,672,805)	6,489,074	(2,570)	6,486,504

		Attributable to equity shareholders of the Company
			Additional			Share-based		PRC			Non-
		Share	paid-in	Merger	Treasury	payments	Translation	statutory	Accumulated		controlling	Total
	Note	capital	capital	reserve	shares	reserve	reserve	reserve	losses	Total	interests	equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at July 1, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the nine months ended March 31, 2022
Profit/(loss) for the period		—	—	—	—	—	—	—	433,333	433,333	(2,043)	431,290
Other comprehensive (loss)/income for the period		—	—	—	—	—	(3,825)	—	—	(3,825)	1,863	(1,962)
Total comprehensive (loss)/income for the period		—	—	—	—	—	(3,825)	—	433,333	429,508	(180)	429,328
Dividend declared		—	(306,255)	—	—	—	—	—	—	(306,255)	—	(306,255)
Exercise of options		—	482	—	—	—	—	—	—	482	—	482
Release of ordinary shares from share award scheme		—	(670)	—	670	—	—	—	—	—	—	—
Repurchase of shares	22(b)	—	—	—	(54,704)	—	—	—	—	(54,704)	—	(54,704)
Equity settled share-based transactions	23	—	—	—	—	68,427	—	—	—	68,427	—	68,427
Appropriation to statutory reserve		—	—	—	—	—	—	24,460	(24,460)	—	—	—
Balance at March 31, 2022		92	7,982,717	117,912	(56,340)	836,184	(23,831)	89,108	(2,149,418)	6,796,424	(6,992)	6,789,432

The accompanying notes are an integral part of these condensed interim financial statements.

Unaudited consolidated statement of cash flows

(Expressed in thousands of Renminbi)

		For the nine months ended
		March 31,
	Note	2021	2022
		RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations		1,039,707	1,219,458
Income tax paid		(120,881)	(171,273)
Net cash from operating activities		918,826	1,048,185
Cash flows from investing activities
Payments for purchases of property, plant and equipment and intangible assets		(36,192)	(312,704)
Payment for acquisition of land use right		—	(891,428)
Proceeds from disposal of property, plant and equipment and intangible assets		3,336	—
Payments for purchases of other investments		(21,168,284)	(10,985,482)
Proceeds from disposal of other investments		21,068,284	10,885,482
Interest income		31,690	39,181
Investment income from other investments		39,319	54,194
Proceeds from repayment from related parties		14,713	—
Payments for investment in an equity accounted investee		(355,927)	—
Acquisition of a subsidiary, net of cash acquired		(8,824)	(683,483)
Net cash used in investing activities		(411,885)	(1,894,240)
Cash flows from financing activities
Proceeds from subscription of restricted shares and exercise of options		2,619	482
Proceeds from initial public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs		4,178,860	—
Repayment of loans and borrowings		(414,037)	(503)
Payment of capital element and interest element of lease liabilities		(183,774)	(245,876)
Interest paid		(1,488)	(1,000)
Dividends paid		—	(306,255)
Payments of repurchase of shares		—	(54,704)
Prepayment for repurchase of shares		—	(17,061)
Payments of listing expenses		—	(4,742)
Net cash from/(used in) financing activities		3,582,180	(629,659)
Net increase/(decrease) in cash and cash equivalents		4,089,121	(1,475,714)
Cash and cash equivalents at the beginning of the period		2,853,980	6,771,653
Effect of movements in exchange rates on cash held		(18,684)	(26,057)
Cash and cash equivalents at the end of the period	19	6,924,417	5,269,882

The accompanying notes are an integral part of these condensed interim financial statements.

Notes to the unaudited condensed interim financial statements

(Expressed in thousands of Renminbi, unless otherwise indicated)

1	General information and basis of preparation
1.1	General information

MINISO Group Holding Limited (the “Company”) was incorporated in the Cayman Islands on January 7, 2020, as an exempted company with limited liability under the Companies Law, Cap.22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The Company completed its initial public offering (“IPO”) on October 15, 2020 and the Company’s American Depositary Shares (“ADSs”) have been listed on the New York Stock Exchange since then. Each ADS of the Company represents four ordinary shares.

The Company and its subsidiaries (together, the “Group”) are principally engaged in the retail and wholesale of lifestyle and pop toy products across the People’s Republic of China (the “PRC”) and other countries in Asia, America, and Europe, etc. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries.

1.2	Basis of preparation

These condensed interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board. It has also been prepared in accordance with the same accounting policies adopted in the Group’s last annual consolidated financial statements as at and for the year ended June 30, 2021 (“Annual Financial Statements”) and should be read in conjunction with the Annual Financial Statements. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). However, selected explanatory notes are included to explain events and transactions that are significant for understanding of the changes in the Group’s financial position and performance since the Annual Financial Statements.

2	Accounting judgements and estimates

In preparing these condensed interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Annual Financial Statements.

3	Segment reporting

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented the two reportable segments, MINISO brand and TOP TOY brand, during the three months and nine months ended March 31, 2021 and 2022.

No other operating segments have been aggregated to these two reportable segments, but have been aggregated and presented as “other segment”. Business included as other segment did not meet the quantitative thresholds for reportable segments for the three months and nine months ended March 31, 2021 and 2022. The segment information is as follows:

Reportable segments	Operations

MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i)	Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before tax is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the three months ended March 31, 2021
				Other
	Reportable segments			segment	Total
			Total
		TOP TOY	reportable
	MINISO brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	2,149,482	23,753	2,173,235	56,209	2,229,444
Inter-segment revenue	—	—	—	43,640	43,640
Segment revenue	2,149,482	23,753	2,173,235	99,849	2,273,084
Segment profit/(loss) before taxation	153,177	(4,176)	149,001	14,297	163,298
Finance income	8,326	3	8,329	317	8,646
Finance costs	(5,829)	(578)	(6,407)	—	(6,407)
Depreciation and amortization	(61,759)	(3,044)	(64,803)	(516)	(65,319)
Other material non-cash items:
- credit loss on trade and other receivables	(11,905)	(193)	(12,098)	(25)	(12,123)
Segment assets	9,927,060	163,913	10,090,973	234,016	10,324,989
Segment liabilities	3,527,937	169,266	3,697,203	141,282	3,838,485

	As at and for the three months ended March 31, 2022
				Other
	Reportable segments			segment	Total
			Total
		TOP TOY	reportable
	MINISO brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	2,199,752	111,192	2,310,944	30,091	2,341,035
Inter-segment revenue	—	—	—	60,810	60,810
Segment revenue	2,199,752	111,192	2,310,944	90,901	2,401,845
Segment profit before taxation	128,909	3,800	132,709	27,298	160,007
Finance income	11,603	95	11,698	836	12,534
Finance costs	(6,699)	(1,440)	(8,139)	(2)	(8,141)
Depreciation and amortization	(75,022)	(11,665)	(86,687)	(963)	(87,650)
Other material non-cash items:
- credit loss on trade and other receivables	(4,686)	(949)	(5,635)	(36)	(5,671)
- impairment loss on non-current assets	(1,931)	—	(1,931)	—	(1,931)
Segment assets	7,915,823	507,012	8,422,835	198,445	8,621,280
Segment liabilities	3,463,783	576,871	4,040,654	49,241	4,089,895

	As at and for the nine months ended March 31, 2021
				Other
	Reportable segments			segment	Total
			Total
		TOP TOY	reportable
	MINISO brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	6,387,145	26,370	6,413,515	185,789	6,599,304
Inter-segment revenue	—	—	—	74,114	74,114
Segment revenue	6,387,145	26,370	6,413,515	259,903	6,673,418
Segment profit/(loss) before taxation	192,578	(6,843)	185,735	38,898	224,633
Finance income	30,775	4	30,779	911	31,690
Finance costs	(19,266)	(991)	(20,257)	(10)	(20,267)
Depreciation and amortization	(185,008)	(5,000)	(190,008)	(694)	(190,702)
Other material non-cash items:
- credit loss on trade and other receivables	(29,302)	(198)	(29,500)	(10)	(29,510)
Segment assets	9,927,060	163,913	10,090,973	234,016	10,324,989
Segment liabilities	3,527,937	169,266	3,697,203	141,282	3,838,485

	As at and for the nine months ended March 31, 2022
				Other
	Reportable segments			segment	Total
			Total
		TOP TOY	reportable
	MINISO brand	brand	segments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
External revenues	7,273,858	351,520	7,625,378	142,565	7,767,943
Inter-segment revenue	—	—	—	142,410	142,410
Segment revenue	7,273,858	351,520	7,625,378	284,975	7,910,353
Segment profit/(loss) before taxation	656,701	(61,262)	595,439	55,106	650,545
Finance income	36,130	120	36,250	2,462	38,712
Finance costs	(20,322)	(5,074)	(25,396)	(11)	(25,407)
Depreciation and amortization	(241,024)	(16,900)	(257,924)	(1,242)	(259,166)
Other material non-cash items:
- credit loss on trade and other receivables	(22,253)	(2,447)	(24,700)	(62)	(24,762)
- impairment loss on non-current assets	(8,003)	(3,464)	(11,467)	—	(11,467)
Segment assets	7,915,823	507,012	8,422,835	198,445	8,621,280
Segment liabilities	3,463,783	576,871	4,040,654	49,241	4,089,895

(ii)	Reconciliations of information on reportable segments to the amounts reported in the condensed interim financial statements

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
i. Revenue
Total revenue for reportable segments	2,173,235	2,310,944	6,413,515	7,625,378
Revenue for other segment	99,849	90,901	259,903	284,975
Elimination of inter-segment revenue	(43,640)	(60,810)	(74,114)	(142,410)
Consolidated revenue	2,229,444	2,341,035	6,599,304	7,767,943

ii. Profit/(loss) before taxation
Total profit before taxation for reportable segments	149,001	132,709	185,735	595,439
Profit before taxation for other segment	14,297	27,298	38,898	55,106
Unallocated amounts:
– Fair value changes of redeemable shares with other preferential rights	—	—	(1,625,287)	—
- Share of loss of an equity-accounted investee, net of tax expense	(825)	—	(825)	(8,162)
- Expenses relating to construction of headquarter building and depreciation expense of apartments for use as staff quarters	—	(14,417)	—	(26,837)
Consolidated profit/(loss) before taxation	162,473	145,590	(1,401,479)	615,546

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
iii. Assets
Total assets for reportable segments	10,188,040	8,422,835
Assets for other segment	164,928	198,445
Unallocated amounts
- Interest in an equity-accounted investee	352,062	—
- Assets relating to construction of headquarter building	—	2,024,039
- Apartments for use as staff quarters	—	253,814
Consolidated total assets	10,705,030	10,899,133

iv. Liabilities
Total liabilities for reportable segments	3,995,757	4,040,654
Liabilities for other segment	57,119	49,241
Unallocated amounts
- Liabilities relating to construction of headquarter building	—	19,806
Consolidated total liabilities	4,052,876	4,109,701

v. Other material items

	For the three months ended March 31, 2021
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amounts	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	8,329	317	—	8,646
Finance costs	(6,407)	—	—	(6,407)
Depreciation and amortization	(64,803)	(516)	—	(65,319)
Credit loss on trade and other receivables	(12,098)	(25)	—	(12,123)

	For the three months ended March 31, 2022
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amounts	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	11,698	836	210	12,744
Finance costs	(8,139)	(2)	—	(8,141)
Depreciation and amortization	(86,687)	(963)	(13,479)	(101,129)
Credit loss on trade and other receivables	(5,635)	(36)	—	(5,671)
Impairment loss on non-current assets	(1,931)	—	—	(1,931)

	For the nine months ended March 31, 2021
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amounts	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	30,779	911	—	31,690
Finance costs	(20,257)	(10)	—	(20,267)
Depreciation and amortization	(190,008)	(694)	—	(190,702)
Credit loss on trade and other receivables	(29,500)	(10)	—	(29,510)

	For the nine months ended March 31, 2022
	Reportable
	segment	Other	Unallocated	Consolidated
	totals	segment	amounts	totals
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income	36,250	2,462	469	39,181
Finance costs	(25,396)	(11)	—	(25,407)
Depreciation and amortization	(257,924)	(1,242)	(24,589)	(283,755)
Credit loss on trade and other receivables	(24,700)	(62)	—	(24,762)
Impairment loss on non-current assets	(11,467)	—	—	(11,467)

(iii)	Geographic information

The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets.

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
i. Revenue
the PRC (place of domicile)	1,788,277	1,822,965	5,344,955	5,909,250
Other Asian countries excluding the PRC	259,776	256,225	684,654	827,861
America	116,985	213,871	394,728	809,501
Europe	22,997	27,874	87,257	146,887
Others	41,409	20,100	87,710	74,444
	2,229,444	2,341,035	6,599,304	7,767,943

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
ii. Non-current assets
the PRC (place of domicile)	902,793	2,555,368
Other Asian countries excluding the PRC	82,414	67,233
America	191,304	189,973
Europe	22,399	12,103
	1,198,910	2,824,677

Non-current assets exclude deferred tax assets and non-current prepayments.

4	Revenue

The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s own mobile applications and self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors.

(i)	Disaggregation of revenue

In the following table, revenue from contracts with customers is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 3).

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Major products/service lines
- Sales of lifestyle and pop toy products
- Retail sales in self-operated stores	76,638	119,211	245,036	410,449
- Product sales to franchisees	1,342,552	1,357,150	4,054,559	4,345,319
- Sales to offline distributors	377,342	383,388	1,061,638	1,457,224
- Online sales	153,620	137,705	449,310	504,780
- Other sales channels	26,228	92,813	39,032	190,106
Sub-total	1,976,380	2,090,267	5,849,575	6,907,878

- License fees, sales-based royalties, and sales–based management and consultation service fees
- License fees	21,320	32,216	52,014	83,588
- Sales-based royalties	24,309	24,185	72,402	77,577
- Sales-based management and consultation service fees	121,309	118,259	361,774	381,261
Sub-total	166,938	174,660	486,190	542,426
- Others*	86,126	76,108	263,539	317,639
	2,229,444	2,341,035	6,599,304	7,767,943

Note:

*Others mainly represented sales of fixtures to franchisees and distributors.

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Primary geographical markets
- the PRC	1,788,277	1,822,965	5,344,955	5,909,250
- Other Asian countries excluding the PRC	259,776	256,225	684,654	827,861
- America	116,985	213,871	394,728	809,501
- Europe	22,997	27,874	87,257	146,887
- Others	41,409	20,100	87,710	74,444
	2,229,444	2,341,035	6,599,304	7,767,943
Timing of revenue recognition
- Products transferred at a point of time	2,062,506	2,166,375	6,113,114	7,225,517
- Services transferred over time	166,938	174,660	486,190	542,426
Revenue from contracts with customers	2,229,444	2,341,035	6,599,304	7,767,943

(ii)	Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

		As at	As at
		June 30,	March 31,
	Note	2021	2022
		RMB’000	RMB’000
Receivables, which are included in ‘trade and other receivables’	18	315,001	344,787
Contract liabilities
- Current portion		(266,919)	(328,001)
- Non-current portion		(59,947)	(51,317)
Total contract liabilities		(326,866)	(379,318)

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
Contract liabilities are analyzed as follows:
- Advance payments received from customers for purchase of goods	235,435	232,097
- Deferred revenue related to license fees	91,431	91,161
- Deferred revenue related to membership fees	—	56,060
Total contract liabilities	326,866	379,318

The Group requests 20% to 100% advance payment for purchase of goods from certain overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance.

Unamortized portion of upfront license fees and membership fees received was recognized as contract liability.

Movements in contract liabilities are as follows:

Contract
liabilities
RMB’000
Balance at July 1, 2021	326,866
Decrease in contract liabilities as a result of recognizing revenue during the period that was included in the contract liabilities at the beginning of the period	(254,940)
Increase in contract liabilities as a result of receiving advance payment for purchase of goods	231,724
Increase in contract liabilities as a result of receiving payment of license fees	19,608
Increase in contract liabilities as a result of receiving payment of membership fees	56,060
Balance at March 31, 2022	379,318

As of March 31, 2022, license fees and membership fees expected to be recognized as revenue after one year were RMB51,317,000 and nil, respectively.

(iii)	Seasonality of operations and COVID-19 impact

The Group’s business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31, which were mainly due to the higher retail demand in holiday seasons. As a result, the Group typically reports lower revenues for the quarter ended March 31 than the quarters ended September 30 and December 31.

During the nine months ended March 31, 2022, as the COVID-19 situation continues to evolve globally and new variants have emerged, the Group’s overseas self-operated stores, franchised stores and sales to overseas distributors continued to be adversely affected by temporary store closures, reduced opening hours and/or reduced consumer traffic. The outbreak of the Delta and Omicron variants of COVID-19 in the PRC has also caused disruptions to the operation of the Group’s logistics and transportation service providers, which has also negatively impacted the Group’s product shipment and delivery to overseas market.

In addition, the outbreak of the Omicron variants of COVID-19 in several provinces in the PRC during the three months ended March 31, 2022 caused temporary store closures and suspension of online sales in these areas, as a result of governmental restriction measures. Accordingly, the Group recorded lower revenues in these impacted provinces during the three months ended March 31, 2022.

5	Other income

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Tax refund	—	—	203	1,610
Government grants (Note (i))	2,781	828	45,125	14,748
Income from depositary bank (Note (ii))	1,503	1,468	2,760	4,524
	4,284	2,296	48,088	20,882

Notes:

(i)	Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC.
(ii)	The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period and was recorded in other income.

6	Expenses by nature

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Cost of inventories (Note 17(a))	1,585,384	1,597,937	4,764,835	5,360,527
Payroll and employee benefits (Note (i))	192,199	223,734	715,596	675,327
Rental and related expenses	4,402	14,230	16,202	23,400
Depreciation and amortization (Note (ii))	65,319	101,129	190,702	283,755
Licensing expenses	17,076	36,697	60,190	110,643
Promotion and advertising expenses	50,752	61,609	146,395	198,676
Logistics expenses	49,326	60,105	152,205	210,784
Travelling expenses	8,600	13,983	36,695	51,383
Listing expenses	—	528	—	528
Other expenses	95,914	85,289	259,523	274,102
Total cost of sales, selling and distribution and general and administrative expenses	2,068,972	2,195,241	6,342,343	7,189,125

Notes:

(i)	Payroll and employee benefits are analyzed as follows:

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Salaries, wages and bonus	134,349	176,477	401,566	517,638
Contributions to social security contribution plan	16,206	20,307	39,006	58,789
Welfare expenses	7,661	8,923	24,664	30,473
Equity-settled share-based payment expenses (Note 23)	33,983	18,027	250,360	68,427
	192,199	223,734	715,596	675,327

(ii)	Depreciation and amortization are analyzed as follows:

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Property, plant and equipment (Note 12)	9,895	13,275	24,042	39,212
Right-of-use assets (Note 13)	49,618	82,688	150,968	228,529
Intangible assets (Note 14)	5,806	5,166	15,692	16,014
	65,319	101,129	190,702	283,755

7	Other net income/(loss)

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Net foreign exchange loss	(18,745)	(2,946)	(104,111)	(14,435)
Losses on disposal of property, plants and equipment and intangible assets	(654)	(662)	(1,449)	(2,560)
Investment income from other investments	24,354	13,748	39,319	54,194
Scrap income	3,158	2,693	8,420	9,080
Net change in fair value of other investments	639	(1,763)	1,076	3,558
Losses on surrender of leases	—	(7,956)	—	(7,956)
Others	(326)	(2,615)	(5,584)	4,582
	8,426	499	(62,329)	46,463

8	Net finance income

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Finance income
- Interest income	8,646	12,744	31,690	39,181
Finance costs
- Interest on loans and borrowings	(175)	(71)	(1,237)	(373)
- Interest on lease liabilities	(6,232)	(8,070)	(19,030)	(25,034)
	(6,407)	(8,141)	(20,267)	(25,407)
Net finance income	2,239	4,603	11,423	13,774

9	Income taxes
(a)	Taxation recognized in consolidated statement of profit or loss:

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Current tax
Provision for the period	42,395	54,289	138,572	179,268
Deferred tax
Origination and reversal of temporary differences	5,108	(1,371)	546	4,988
Income tax expense	47,503	52,918	139,118	184,256

(b)	Reconciliation between tax expense and accounting profit at applicable tax rates:

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Profit/(loss) before taxation	162,473	145,590	(1,401,479)	615,546
Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned	37,145	39,405	63,234	159,102
Tax effect of share-based compensation expenses and employee compensation expenses (Note 6(i))	8,496	4,067	62,590	16,667
Tax effect of other non-deductible expenses	505	751	5,420	2,413
Effect of preferential tax treatments on assessable profits of a subsidiary	(10,446)	(4,933)	(29,808)	(15,013)
Tax effect of exempted and non-taxable interest income	(2,681)	(900)	(4,206)	(3,005)
Tax effect of unused tax losses not recognized	27,995	12,067	55,188	22,160
Effect of deductible temporary differences not recognized/(utilized)	(13,511)	2,461	(13,300)	1,932
Actual tax expenses	47,503	52,918	139,118	184,256

10	Earnings/(loss) per share
(a)	Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share has been based on the following profit/(loss) attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding.

(i)	Profit/(loss) attributable to ordinary shareholders (basic):

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Profit/(loss) attributable to the equity shareholders of the Company	121,860	96,554	(1,529,997)	433,333
Less: Allocation of undistributed earnings to holders of unvested restricted shares	(580)	(210)	117,474	(1,139)
Profit/(loss) used to determine basic earnings/(loss) per share	121,280	96,344	(1,412,523)	432,194

(ii)	Weighted-average number of ordinary shares (basic):

The respective weighted average number of ordinary shares of 1,204,349,933 and 1,205,607,361 in issue for the three months ended March 31, 2021 and 2022, and the respective weighted average number of ordinary shares of 1,071,333,341 and 1,206,174,561 in issue for the nine months ended March 31, 2021 and 2022 were calculated as follows:

	For the three months ended
	March 31,
	2021	2022
	RMB’000	RMB’000
Issued ordinary share at January 1	1,204,349,933	1,206,653,619
Effect of shares released from share award scheme and option plan (Note 23)	—	116,860
Effect of repurchase of shares (Note 22(b))	—	(1,163,118)
Weighted average number of ordinary shares	1,204,349,933	1,205,607,361

	For the nine months ended
	March 31,
	2021	2022
	RMB’000	RMB’000
Issued ordinary share at July 1, 2020 and 2021	865,591,398	1,204,860,715
Effect of shares issued upon IPO and exercise of the over-allotment option	133,595,854	—
Effect of shares converted from Series A preferred shares	72,146,089	—
Effect of shares released from share award scheme and option plan (Note 23)	—	1,978,106
Effect of repurchase of shares (Note 22(b))	—	(664,260)
Weighted average number of ordinary shares	1,071,333,341	1,206,174,561

(b)	Diluted earnings/(loss) per share

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

During the three months ended March 31, 2021 and 2022 and the nine months ended March 31, 2022, the calculation of diluted earnings per share was based on the profit attributable to equity shareholders of the Company of RMB121,860,000, RMB96,554,000 and RMB433,333,000, respectively, and the weighted average number of ordinary shares of 1,218,583,304 shares, 1,212,557,418 shares and 1,217,029,163 shares, respectively, after adjusting for the dilutive effect of share award scheme and option plan, calculated as follows:

			For the nine
	For the three months ended		months ended
	March 31,		March 31,
	2021	2022	2022
	Number of	Number of	Number of
	shares	shares	shares
Weighted average number of ordinary shares, basic	1,204,349,933	1,205,607,361	1,206,174,561
Dilutive effect of share award scheme and option plan (Note 23)	14,233,371	6,950,057	10,854,602
Weighted average number of ordinary shares, diluted	1,218,583,304	1,212,557,418	1,217,029,163

There was no difference between basic and diluted loss per share during the nine months ended March 31, 2021 as the effect of the restricted shares granted to employees and share options granted to employees would be anti-dilutive.

11	Other comprehensive income/(loss)

Amounts recognized in consolidated other comprehensive income / (loss)

	For the three months ended March 31, 2021
		Tax
	Before-tax	(expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	7,684	—	7,684
Other comprehensive income	7,684	—	7,684

	For the three months ended March 31, 2022
		Tax
	Before-tax	(expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(11,139)	—	(11,139)
Other comprehensive loss	(11,139)	—	(11,139)

	For the nine months ended March 31, 2021
		Tax
	Before-tax	(expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(40,089)	—	(40,089)
Other comprehensive loss	(40,089)	—	(40,089)

	For the nine months ended March 31, 2022
		Tax
	Before-tax	(expense) /	Net-of-tax
	amount	benefit	amount
	RMB’000	RMB’000	RMB’000
Exchange differences on translation of financial statements of overseas subsidiaries	(1,962)	—	(1,962)
Other comprehensive loss	(1,962)	—	(1,962)

12	Property, plant and equipment

				Store
		Leasehold	Office	operating	Motor		Constructions
	Apartments	improvements	equipment	equipment	vehicles	Moulds	in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Net book value at July 1, 2021	—	34,510	18,805	21,771	1,230	—	—	76,316
Additions	242,639	39,615	14,663	6,463	232	21,407	41,026	366,045
Acquisition of assets through acquisition of a subsidiary	—	—	—	—	—	—	10,276	10,276
Disposals	—	(98)	(1,494)	(839)	(122)	(83)	—	(2,636)
Depreciation	(5,360)	(11,065)	(4,909)	(6,311)	(345)	(11,222)	—	(39,212)
Impairment	—	(6,865)	(1,380)	(2,800)	—	—	—	(11,045)
Exchange adjustment	—	(501)	22	(204)	(8)	—	—	(691)
Net book value at March 31, 2022	237,279	55,596	25,707	18,080	987	10,102	51,302	399,053

Apartments represent the apartments located in the PRC acquired from a third party. As of March 31, 2022, the property ownership certificates of certain apartments were still under processing.

During the nine months ended March 31, 2022, impairment losses recognized were mainly in respect of the leasehold improvements, office equipment and operating equipment of self-operated stores.

13	Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

		Warehouse	Land use
	Property	equipment	right	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Net book value at July 1, 2021	679,733	10,154	—	689,887
Additions	221,405	414	815	222,634
Acquisition of assets through acquisition of a subsidiary	—	—	1,781,595	1,781,595
Derecognition	(111,049)	—	—	(111,049)
Depreciation	(206,425)	(2,876)	(19,228)	(228,529)
Exchange adjustments	(5,763)	1	—	(5,762)
Net book value at March 31, 2022	577,901	7,693	1,763,182	2,348,776

During the nine months ended March 31, 2022, the Group entered into new lease agreements for properties, mainly including offices space, warehouse storage and retail stores. The new leases of offices space typically run for a period of two to seven years, new leases of warehouse storage typically run for two to three years, and new leases of retail stores typically run for two to five years.

The Group acquired the land use right of a parcel of land located in the PRC in October 2021 through the acquisition of a subsidiary. The land use right certificate was obtained on May 9, 2022.

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Property	47,842	70,499	144,472	206,425
Warehouse equipment	1,776	888	6,496	2,876
Land use right	—	11,301	—	19,228

	49,618	82,688	150,968	228,529
Interest on lease liabilities (Note 8)	6,232	8,070	19,030	25,034
Expense relating to short-term leases and other leases with remaining lease term ending on or before March 31	8,413	5,227	23,529	23,545
Variable lease payments not included in the measurement of lease liabilities	433	693	2,236	3,595
COVID-19 rent concessions	—	—	(13,137)	(28,249)

14	Intangible assets

During the nine months ended March 31, 2021 and 2022, the Group acquired software with costs of RMB12,817,000 and RMB3,441,000, respectively. Amortization amounted to RMB15,692,000 and RMB16,014,000 during the nine months ended March 31, 2021 and 2022, respectively.

15	Prepayments

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
Prepayment for construction of new headquarter building	—	200,861
Prepayment for purchase of apartments	133,458	—
Others	5,023	1,097
Total	138,481	201,958

16	Other investments

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
Financial assets measured at FVTPL
- Investment in trust investment schemes	102,968	206,526
	102,968	206,526

In December 2020, the Group invested in a trust investment scheme (“Trust Scheme A”) established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. The Group subsequently extended the investment period to March 2022. In March 2022, as agreed with the trust company, the investment period was further extended to March 2023. Related investment return for the investment period up to March 20, 2022 was collected in March 2022. Fair value of this investment as of June 30, 2021 and March 31, 2022 was estimated to be RMB102,968,000 and RMB102,270,000, respectively.

In July 2021, the Group invested in another trust investment scheme (“Trust Scheme B”) established and managed by another trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of March 31, 2022 was estimated to be RMB104,256,000.

Information about the Group’s exposure to credit and market risks, and fair value measurement, is included in Note 24.

17	Inventories

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
Finished goods	1,491,328	1,159,984
Low-value consumables	4,733	3,056
	1,496,061	1,163,040

(a)	The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Carrying amount of inventories sold	1,641,240	1,602,409	4,799,723	5,399,685
Reversal of write-down of inventories	(55,856)	(4,472)	(34,888)	(39,158)
Cost of inventories recognized in consolidated statement of profit or loss	1,585,384	1,597,937	4,764,835	5,360,527

18	Trade and other receivables

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
Current

Trade receivables	374,828	425,330
Less: loss allowance	(59,827)	(80,207)
Trade receivables, net of loss allowance	315,001	345,123
Amounts due from related parties	1,791	4,978
Miscellaneous expenses paid on behalf of franchisees	192,072	264,643
Value-added tax (“VAT”) recoverable	79,590	144,552
Rental deposits	94,423	103,664
Receivables due from online payment platforms and banks (Note (i))	33,309	22,236
Prepayments for inventories	38,758	44,977
Prepayments for licensing expenses	11,503	25,947
Prepayment for listing expenses	—	32,904
Others	58,278	71,540
	824,725	1,060,564

Note:

(i)	Receivables from online payment platforms mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

19	Cash and cash equivalents

Cash and cash equivalents comprise:

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
Cash on hand	549	468
Cash at bank	6,771,104	5,269,414
Cash and cash equivalents as presented in the consolidated statement of financial position and in the consolidated statement of cash flows	6,771,653	5,269,882

20	Lease liabilities

The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	As at June 30, 2021		As at March 31, 2022
	Present		Present
	value of the		value of the
	minimum lease	Total minimum	minimum lease	Total minimum
	payments	lease payments	payments	lease payments
	RMB’000	RMB’000	RMB’000	RMB’000
Within 1 year	321,268	342,211	260,613	270,109
After 1 year but within 2 years	203,467	217,229	170,592	182,395
After 2 years but within 5 years	239,995	277,726	182,594	209,895
After 5 years	39,682	54,848	32,696	44,507
	483,144	549,803	385,882	436,797
	804,412	892,014	646,495	706,906
Less: total future interest expenses		(87,602)		(60,411)
Present value of lease liabilities		804,412		646,495

21	Trade and other payables

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
Trade payable	624,688	617,177
Payroll payable	63,621	66,163
Accrued expenses	155,698	218,582
Other taxes payable	20,633	43,417
Deposits	1,833,516	1,884,788
Amount due to related parties	7,490	14,132
Others	103,536	135,587
	2,809,182	2,979,846

22	Capital and reserves
(a)	Share capital and additional paid-in capital
(i)	During the nine months ended March 31, 2022, 3,453,440 of restricted shares and options were vested and exercised, and were released from treasury shares into Class A ordinary shares.
(ii)	As of June 30, 2021 and March 31, 2022, analysis of the Company’s issued shares including treasury shares reserved for the share award scheme, was as follows:

	As at June 30, 2021 and March 31, 2022,
	Number of shares	Share capital
		RMB’000
Class A ordinary shares	897,275,873	69
Class B ordinary shares	328,290,482	23
	1,225,566,355	92

(b)	Treasury shares

As the Company has the power to govern the relevant activities of the twelve special purpose vehicles, which together held the shares under the 2020 Share Award Scheme (see Note 23), and can derive benefits from the contributions of the employees who were awarded with the shares under the 2020 Share Award Scheme, the twelve new special purpose vehicles were consolidated and the ordinary shares issued to these special purposed vehicles are treated as treasury shares until they are granted to employees and become vested.

During the nine months ended March 31, 2021 and 2022, additional considerations of RMB973,000 and nil were received from the new special purpose vehicles respectively, which were credited to additional paid-in capital.

On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022.

During the period from December 21, 2021 to March 31, 2022, the Company repurchased Class A ordinary shares as follows:

	Number of	Highest	Lowest
	shares	price paid	price paid	Aggregate
Month	repurchased	per share	per share	price paid
		USD	USD	USD’000
December 2021	809,040	2.50	2.34	1,979
January 2022	674,036	2.48	2.23	1,624
February 2022	700,712	2.48	2.03	1,638
March 2022	1,612,600	2.48	1.58	3,371
				8,612
Equivalent to RMB’000				54,704

(c)	Dividends

During the nine months ended March 31, 2021, no interim dividends were declared or paid by the Company. Nor were interim dividends declared or paid after the interim period.

During the nine months ended March 31, 2022, dividends of US$0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), in respect of the fiscal year ended June 30, 2021 were declared and paid by the Company. The dividends were distributed from capital reserve. No interim dividends were declared or paid by the Company. Nor were interim dividends declared or paid after the interim period.

23	Equity settled share-based payments

The Group has adopted two share-based compensation plans, namely, the 2020 Share Award Scheme and the 2020 Option Plan.

(a)	The 2020 Share Award Scheme:

Movements in the number of restricted shares granted to employees during the nine months ended March 31, 2022 are as follows:

	Number of	Weighted-average	Weighted-average
	restricted	exercise price	grant date fair value
	shares	US$per restricted share	US$per restricted share
Outstanding as of July 1, 2021	5,755,788	0.036	7.67
Vested during the period	(2,114,000)	0.036	7.67
Forfeited during the period	(1,001,056)	0.036	7.67
Outstanding as of March 31, 2022	2,640,732	0.036	7.67

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statement of profit or loss for these share awards granted to the Group’s employees were RMB152,373,000 and RMB4,074,000 for the nine months ended March 31, 2021 and 2022, respectively.

(b)	The 2020 Option Plan

The option activities during the nine months ended March 31, 2022 are summarized as follows:

		Weighted-	Weighted-
		average	average grant
	Number of	exercise price	date fair value
	options	US$per share	US$per share
Outstanding at July 1, 2021	12,400,836	0.036	3.71
Exercised	(1,339,440)	0.036	3.70
Forfeited	(889,164)	0.036	4.32
Outstanding at March 31, 2022	10,172,232	0.036	3.63
Exercisable at March 31, 2022	2,332,314	0.036	3.30
Non-vested at March 31, 2022	7,839,918	0.036	3.73

Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees were RMB97,987,000 and RMB64,353,000 for the nine months ended March 31, 2021 and 2022, respectively.

24	Fair value measurement of financial instruments
(i)	Financial assets and liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

●	Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
●	Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
●	Level 3 valuations: Fair value measured using significant unobservable inputs.

The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting dates:

	Fair value at	Fair value measurements as at
	June 30,	June 30, 2021 categorized into
	2021	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Recurring fair value measurement
Assets:
- Other investments	102,968	—	102,968	—

Fair value at	Fair value measurements as at
March 31,	March 31, 2022 categorized into
2022	Level 1	Level 2	Level 3
RMB’000	RMB’000	RMB’000	RMB’000

Recurring fair value measurement
Assets:
- Other investments	206,526	—	206,526	—

During the nine months ended March 31, 2022, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Other investments in level 2 as at June 30, 2021 and March 31, 2022 represented investments in trust investment schemes. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust company, that established and managed the investments, using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data.

The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statement of profit or loss.

(ii)	Fair values of financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at June 30, 2021 and March 31, 2022 because of the short-term maturities of these financial instruments.

25	Commitments
(a)	Capital commitments outstanding as at period end not provided for in the financial statements were as follows:

	As at	As at
	June 30,	March 31,
	2021	2022
	RMB’000	RMB’000
Contracted purchase of software	5,182	1,000
Contracted purchase of property	101,779	—
Contracted purchase of construction projects	—	837,616
Contracted purchase of property improvements	21,679	—
Contracted for	128,640	838,616
Authorized but not contracted for	—	12,161
Total	128,640	850,777

26	Contingencies
(a)	The commitment of tax payments

On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Limited (“Mingyou”), being a subsidiary of the Group’s equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, MINISO (Guangzhou) Co., Ltd. (“MINISO Guangzhou”) entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall. On January 25, 2021, MINISO Guangzhou provided a performance guarantee of RMB160,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2021, which was valid from April 1, 2021 to March 31, 2022.

The above entities have met the commitment for the calendar year of 2021 and therefore MINISO Guangzhou is not required to make any compensation to the local government under the above performance guarantee. As of March 31, 2022, the performance guarantee has expired. Subsequently in April 2022, MINISO Guangzhou provided a performance guarantee of RMB175,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023.

(b)	Lawsuit regarding employees’ compensation dispute

During the year ended June 30, 2020, certain former employees (“Plaintiffs”) of our oversea subsidiaries in the U.S. filed a complaint regarding employees’ compensation dispute. In response to this matter, the Group involved a representative attorney to process settlement discussions with the Plaintiffs. As of December 31, 2021, a provision amounting to USD1,250,000 (equivalent to RMB8,090,000) was made in this respect based on the expected settlement amount.

As of March 31, 2022, the Plaintiffs have reached a settlement agreement with the Group for USD1,250,000 (equivalent to RMB8,090,000), which is subject to court approval.

(c)	Lawsuit relating to intellectual property (“IP”) dispute

During the three months ended March 31, 2022, Ruimin Industry (Shanghai) Co., Ltd. initiated two legal proceedings against a PRC subsidiary of the Group and two of the Group’s suppliers relating to IP dispute. The total amount claimed against us was RMB50 million. Based on the Group’s litigation counsels’ assessment, the subsidiary has a low probability of losing in these two cases, and (b) even if the subsidiary was to lose these two cases, the total compensation amount ordered by the courts is expected to be immaterial and much lower than the total amount claimed. Therefore, no provision were made in respect of these two claims as of March 31, 2022.

27	Material related party transactions

During the three months and nine months ended March 31, 2021 and 2022, the Group had the following material related party transactions:

(i)	Key management personnel compensation

Key management personnel compensation comprised the following:

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Short-term employee benefits	2,817	3,264	7,189	11,410
Equity-settled share-based payment expenses	—	—	39,727	—
	2,817	3,264	46,916	11,410

(ii)	Other transactions with related parties

	For the three months ended		For the nine months ended
	March 31,		March 31,
	2021	2022	2021	2022
	RMB’000	RMB’000	RMB’000	RMB’000
Proceeds from repayment from related parties
- MINI Investment Holding Limited	—	—	9,508	—
- Nome Design (Guangzhou) Limited	—	—	5,205	—

Sales of lifestyle products
- Miniso Lifestyle Nigeria Limited	—	—	5,312	—
- OasVision International Limited	4,907	3,509	4,907	10,980

Provision of information technology support and consulting services
- Haydon (shanghai) Technology Co., Ltd	—	1,697	—	4,575
- Wow Color Beauty Guangdong Technology Limited	6,400	1,420	6,400	5,450
- ACC Super Accessories Shenzhen Technology Limited	—	—	—	2,725
- Henhaohe Tea Guangdong Limited	—	1,140	—	8,180

Purchase of lifestyle products
- Shanghai Kerong Networks Limited	7,230	3,843	28,514	12,174
- Shenzhen Zhizhi Brand Incubation Limited	2,805	—	18,934	4,407
- Wow Color Beauty Guangdong Technology Limited	3	269	3	668
- Nome Design (Guangzhou) Limited	—	188	581	188
- Haydon (shanghai) Technology Co., Ltd	—	—	—	39
- 199 Global Holding (Guangzhou) Limited	—	—	9	190

Provision of guarantee for a subsidiary of the equity-accounted investee
- Mingyou	160,000	—	160,000	160,000

Purchase of catering services
- Guangzhou Chuyunju Catering Service Co., Ltd.	1,359	1,989	5,318	8,384

28	Acquisition of a subsidiary

Acquisition of assets and liabilities through acquisition of a subsidiary

The Company previously held 20% equity interest in YGF Investment V Limited (“YGF Investment”) and such investment was accounted for using equity method. On October 27, 2021, the Company acquired the remaining 80% equity interest in YGF Investment from YGF MC Limited at a total consideration of RMB694,479,000. As of March 31, 2022, the consideration has been fully settled. Upon completion of the acquisition, YGF Investment has become a wholly-owned subsidiary of the Group.

The major assets of YGF Investment comprised the land use right of and prepayments for the construction project of a new headquarter building. Substantive process did not commence as at the date of acquisition. The directors of the Company determined that the transaction constituted an acquisition of assets and liabilities through acquisition of a subsidiary as opposed to a business acquisition. As such transaction is a step acquisition, the previous 20% equity interest was included as part of the cost of the acquisition and was not remeasured at the date of acquisition.

The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

RMB '000
Property, plant and equipment	10,290
Right-of-use assets	1,781,595
Prepayments for construction project relating to headquarter building	200,000
Trade and other receivables	58
Cash and cash equivalents	10,996
Trade and other payables	(964,558)
Total identifiable net assets acquired	1,038,381

Total consideration transferred:

RMB'000
Cash	694,479
Add: carrying amount of the Group’s previously held equity
interest in YGF Investment at the date of acquisition	343,902
1,038,381

Analysis of net cash outflow of cash and cash equivalents in respect of the acquisition of YGF Investment:

RMB '000
Cash considerations paid	694,479
Less: cash and cash equivalents acquired	(10,996)
Net cash outflow	683,483

The value of identifiable net assets acquired was determined by the directors of the Company with reference to the valuation carried out by an independent valuer, Jones Lang LaSalle. The fair value of net assets acquired at the date of acquisition was not materially different from its carrying amount.

29	Subsequent events

Under the share repurchase program approved by the board of directors on December 21, 2021, the Company had repurchased 1,734,888 Class A ordinary shares at an average price of USD1.68 per share for a total consideration of USD2.92 million during the period from April 1, 2022 to June 20, 2022.